================================================================================

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  FORM 11-K

Mark One

   [X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 1995

   [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCAHNGE ACT OF 1934 (NO FEE REQUIRED)

          For the transition period from __________ to __________

          Commission File Number 0-3683



Full title of the Plan and the address of the Plan, if different from that of the issuer named below:


                 Trustmark National Bank Profit Sharing Plan
                           (Full Title of the Plan)



Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                            Trustmark Corporation
                            248 E. Capital Street
                          Jackson, Mississippi 39201
   (Name of Issuer of Securities and address of Principal Executive Office)

================================================================================

                             ARTHUR ANDERSEN LLP













     TRUSTMARK NATIONAL BANK PROFIT SHARING PLAN

     FINANCIAL STATEMENTS
     AS OF DECEMBER 31, 1995 AND 1994
     TOGETHER WITH AUDITORS' REPORT

                             ARTHUR ANDERSEN LLP










                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Plan Administrator of
Trustmark National Bank
Profit Sharing Plan:

We have audited the accompanying financial statements and supplemental schedules of the Trustmark National Bank Profit Sharing Plan as of December 31, 1995 and 1994 and for the year ended December 31, 1995, as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts of disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            /s/ ARTHUR ANDERSEN LLP

Jackson, Mississippi,
     May 10, 1996.

                  TRUSTMARK NATIONAL BANK PROFIT SHARING PLAN
                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1995 AND 1994





FINANCIAL STATEMENTS                                                                               Page
                                                                                                   -----
Statement of Net Assets Available for Plan Benefits with Fund Information as of December 31, 1995      1

Statement of Net Assets Available for Plan Benefits with Fund Information as of December 31, 1994      2

Statement of Changes in Net Assets Available for Plan Benefits with Fund Information for the Year
   Ended December 31, 1995                                                                             3

NOTES TO FINANCIAL STATEMENTS                                                                        4-8

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

Item 27a -- Schedule of Assets Held for Investment Purposes as of December 31, 1995                    9

Item 27d -- Schedule of Reportable Transactions for the Year Ended December 31, 1995                  10

Schedule of Party-In-Interest Transactions for the Year Ended December 31, 1995                    11-12

                  TRUSTMARK NATIONAL BANK PROFIT SHARING PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1995




                                                                                                        Sponsor
                                                            Participant Directed                        Directed
                                         -----------------------------------------------------------  ----------
                                           Stable      Income &     Balanced    Maximum    Trustmark    Profit
                                           Value        Growth       Growth      Growth      Stock      Sharing
                                            Fund         Fund         Fund       Fund        Fund       Trust         Total
                                         ----------   ----------  ----------  ----------  ----------  ----------   -----------
ASSETS:
 Receivables:
  Interest and dividends                 $   13,887   $    3,190  $    3,231  $    1,647  $       70  $       941   $    22,966
  Sponsor contributions                       6,888        5,110       7,438       4,135       2,407    1,825,000     1,850,978
  Participant contributions                       -           35          59           -           -            -            94
  Other                                           9            -         931           -       1,469            -         2,409
                                         ----------   ----------  ----------  ----------  ----------  -----------   -----------
   Total receivables                         20,784        8,335      11,659       5,782       3,946    1,825,941     1,876,447
Investments, at fair value:
 Money market account                        14,292      256,362      96,176      16,928      13,470      290,163       687,391
 Fixed income mutual funds                        -      390,646     454,497           -           -            -       845,143
 Pooled funds                             2,717,338            -           -           -           -            -     2,717,338
 Common stock of Trustmark Corporation            -            -           -           -   1,752,046   38,534,109    40,286,155
 Equity mutual funds                              -      343,972     989,009   1,788,739           -            -     3,121,720
                                         ----------   ----------  ----------  ----------  ----------  -----------   -----------
   Total investments                      2,731,630      990,980   1,539,682   1,805,667   1,765,516   38,824,272    47,657,747
Accrued transfers between funds            (317,945)      42,034     150,534     109,675      17,527       (1,825)            -
                                         ----------   ----------  ----------  ----------  ----------  -----------   -----------
Total Assets                              2,434,469    1,041,349   1,701,875   1,921,124   1,786,989   40,648,388    49,534,194
LIABILITIES:
 Other                                           57            -          30          32         135            -           254
                                         ----------   ----------  ----------  ----------  ----------  -----------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS:  $2,434,412   $1,041,349  $1,701,845  $1,921,092  $1,786,854  $40,648,388   $49,533,940
                                         ==========   ==========  ==========  ==========  ==========  ===========   ===========

         The accompanying notes are an integral part of this statement.

                  TRUSTMARK NATIONAL BANK PROFIT SHARING PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1994




                                                                                                Sponsor
                                                        Participant Directed                    Directed
                                         ---------------------------------------------------- -----------
                                           Stable    Income &  Balanced   Maximum   Trustmark   Profit
                                           Value      Growth    Growth    Growth      Stock     Sharing
                                            Fund       Fund      Fund      Fund       Fund       Trust        Total
                                         ----------  --------  --------  --------   --------  -----------  -----------
ASSETS:
 Receivables:
  Interest and dividends                 $    9,480  $  2,005  $  2,390  $  2,445   $     82  $       427  $    16,829
  Participant contributions                   1,001       610     1,492     3,134      2,329            -        8,566
                                         ----------  --------  --------  --------  ---------  -----------  -----------
   Total receivables                         10,481     2,615     3,882     5,579      2,411          427       25,395
 Investments, at fair value:
  Money market account                        9,846     7,210    11,807    17,895     15,426    1,349,163    1,411,347
  Fixed income mutual funds                       -   325,189   332,107   273,249          -            -      930,545
  Pooled funds                            1,853,298         -         -         -          -            -    1,853,298
  Common stock of Trustmark Corporation           -         -         -         -    947,695   28,503,779   29,451,474
  Equity mutual funds                             -   178,578   410,715   646,872          -            -    1,236,165
                                         ----------  --------  --------  --------  ---------  -----------  -----------
   Total investments                      1,863,144   510,977   754,629   938,016    963,121   29,852,942   34,882,829

NET ASSETS AVAILABLE FOR PLAN BENEFITS:  $1,873,625  $513,592  $758,511  $943,595   $965,532  $29,853,369  $34,908,224
                                         ==========  ========  ========  ========   ========  ===========  ===========

         The accompanying notes are an integral part of this statement.

                 TRUSTMARK NATIONAL BANK PROFIT SHARING PLAN
               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                     PLAN BENEFITS WITH FUND INFORMATION
                         YEAR ENDED DECEMBER 31, 1995





                                                                                                            Sponsor
                                                                Participant Directed                        Directed
                                             -----------------------------------------------------------  -----------
                                               Stable      Income &    Balanced    Maximum    Trustmark      Profit
                                               Value        Growth      Growth      Growth      Stock       Sharing
                                                Fund         Fund        Fund        Fund        Fund        Trust         Total
                                             ----------   ----------  ----------  ----------  ----------  -----------   -----------
ADDITIONS TO PLAN NET ASSETS ATTRIBUTED TO:
 Contributions:
  Sponsor                                    $    6,888   $    5,109  $    7,438  $    4,134  $    2,407  $ 1,900,000   $ 1,925,976
  Participant                                   260,370      140,384     243,670     406,073     311,212            -     1,361,709
                                             ----------   ----------  ----------  ----------  ----------  -----------   -----------
   Total contributions                          267,258      145,493     251,108     410,207     313,619    1,900,000     3,287,685
 Investment income:
  Net appreciation
  in fair value of investments                        -       90,280     214,113     334,729     403,187   10,437,322    11,479,631
  Interest                                      135,224       27,050      24,891      11,003       1,299       24,928       224,395
  Dividends - Company stock                           -            -           -           -      29,505      759,313       788,818
  Dividends - Other                                   -        4,107      10,417      16,720           -            -        31,244
                                             ----------   ----------  ----------  ----------  ----------  -----------   -----------
   Net investment income                        135,224      121,437     249,421     362,452     433,991   11,221,563    12,524,088

 Transfers between funds                       (275,223)      28,680     126,088      77,539      44,816       (1,900)            -
 Transfers from other plans                     856,947      300,176     390,463     185,218      90,397            -     1,823,201
                                             ----------   ----------  ----------  ----------  ----------  -----------   -----------
   Total additions                              984,206      595,786   1,017,080   1,035,416     882,823   13,119,663    17,634,974
DEDUCTIONS FROM PLAN NET
 ASSETS ATTRIBUTED TO:
 Benefits paid to participants                  423,419       68,029      73,746      57,919      61,501    2,324,644     3,009,258
                                             ----------   ----------  ----------  ----------  ----------  -----------   -----------
NET INCREASE IN ASSETS
 AVAILABLE FOR PLAN BENEFITS                    560,787      527,757     943,334     977,497     821,322   10,795,019    14,625,716
NET ASSETS AVAILABLE FOR PLAN BENEFITS
 Beginning of year                            1,873,625      513,592     758,511     943,595     965,532   29,853,369    34,908,224
                                             ----------   ----------  ----------  ----------  ----------  -----------   -----------
 End of year                                 $2,434,412   $1,041,349  $1,701,845  $1,921,092  $1,786,854  $40,648,388   $49,533,940
                                             ==========   ==========  ==========  ==========  ==========  ===========   ===========

         The accompanying notes are an integral part of this statement.

                  TRUSTMARK NATIONAL BANK PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1995 AND 1994



1. PLAN DESCRIPTION

The following description of the Trustmark National Bank Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution profit sharing plan established for the employees of Trustmark National Bank (the Company). Employees who are active participants in the Canton Exchange Bank Employee's Retirement Plan are ineligible to participate in the Plan. The Plan provides eligibility for participation on the next semiannual entry date (January 1st or July 1st) following the completion of at least 1,000 hours of service during the twelve-month period ending on the anniversary of a person's employment commencement date.

PLAN ADMINISTRATION

Under a trust agreement, Trustmark National Bank was appointed trustee for the Plan. The Plan Administrator is Trustmark National Bank.

EMPLOYEE CONTRIBUTIONS

The Plan allows participants to make voluntary before-tax salary deferral contributions, through payroll deductions, to separately invested funds in accordance with Section 401(k) of the Internal Revenue Code. If certain requirements of Internal Revenue Code Section 401(k) are not met in Plan operation, the salary deferral agreements of participants may, on a nondiscriminatory and uniform basis, be amended or revoked to preserve the qualified status of the Plan. Voluntary after-tax contributions by participants are not allowed. Participants may direct investment of their voluntary contributions among several investment options.

Employees can elect to contribute up to 15% of their pay each period not to exceed $5,000 of their annual earnings before taxes. Any excess contributions must be returned to the applicable participant by April 15 of the calendar year following the year of excess contributions. In general, employee contributions are not matched by the employer, however, former participants of the Rankin County Bank 401(k) Plan are eligible for a 100% match of their contributions on up to 3% of their annual compensation. The Plan does not allow rollover contributions from individual retirement accounts or other qualified plans.

EMPLOYER CONTRIBUTIONS

The employer's basic contributions to the Plan are made at the discretion of the Company's Board of Directors. The basic contributions are not to exceed the maximum amount deductible under Section 404 of the Internal Revenue Code. The employer may also make additional contributions to the Plan to preserve the Plan's qualified status, if certain requirements of Internal Revenue Code
Section 401(k) are not met in Plan operation. These additional contributions are nonforfeitable and are not available for inservice withdrawals. Employer contributions are primarily invested in Trustmark Corporation common stock.

ALLOCATIONS

Basic employer contributions and forfeitures of terminated participants are allocated to each participant in the proportion of each participant's total units as of the allocation date to the total number of units for all participants as of that date. Former participants of the Rankin County Bank 401(k) Plan who receive an employer matching contribution do not participate in the allocation of the basic employer contribution or forfeitures. A participant's units, with respect to any year, are computed as follows:

  a. One unit is allocated for each year in which the participant has completed at least 1,000 hours of service.

  b. One unit is allocated for each full $100 of compensation received by the participant during the year.

  c. Compensation is consideration for services performed and actually paid, including salary deferral contributions made under Section 125 and
       Section 401(k) of the Internal Revenue Code.

Additional employer contributions, if any, are allocated to each participant's account in the proportion of his salary deferral contributions for the Plan year to total salary deferral contributions made by all participants.

Investment earnings of the Plan's trust funds are allocated separately for 401(k) and profit sharing accounts. Allocations are based on the investment earnings base multiplied by the calculated rate of return for the separate trust accounts. The investment earnings base is calculated as beginning of the year account balance plus one half of the current year salary deferral contributions less withdrawals, forfeitures and transfers out.

VESTING

On the first day of the month coincident with or next following a participant's sixty-fifth birthday, such participant is entitled to retire from active service with the employer, and 100% of the value of the participant's share of the Plan becomes fully vested. A participant also vests 100% upon death or termination of employment due to permanent disability.

A participant whose employment terminates for reasons other than retirement, death or disability is entitled to the nonforfeitable percentage of the participant's profit sharing account and 100% of his 401(k) contributions. The nonforfeitable percentage is determined from the following schedule:


                          Years of
                       Vesting Service  Nonforfeitable Percentage
                       ---------------  -------------------------
                        Less than 5                0%
                        5 or more                 100%

In addition, the nonforfeitable percentage is 100% on and after the earliest date on which a participant could retire.

In case of termination of the Plan, the value of each participant's share of the Plan shall become fully vested as of the date of such termination.

PAYMENTS OF BENEFITS

On retirement, death, disability, or termination of service, a participant may elect to receive a lump-sum distribution equal to his or her vested account balance or a life annuity. In addition, hardship distributions are permitted if certain criteria are met.

PLAN TERMINATION

The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan at its discretion. The net assets of the Plan will be distributed by the trustee in accordance with the trust agreement in a uniform and nondiscriminatory manner.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan's financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets of the Plan as they are disbursed to participants.

RECLASSIFICATIONS

Certain reclassifications have been made to the 1994 financial statements to conform with the 1995 presentations.

VALUATION OF INVESTMENTS

Cash equivalents are stated at cost which approximates market value.
Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year.

NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

Net appreciation in fair value of investments, as recorded in the accompanying statement of changes in net assets, includes changes in fair value of investments acquired, sold or held during the year.

ADMINISTRATIVE FEES

Professional fees incurred by the Plan are paid by the Company.

3. INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. The following table presents the fair value of those investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified in an accompanying schedule.


                                                                          December 31, 1995
                                                                   --------------------------------
                                                                   Number of Shares
                                                                   or Principal Amount  Fair Value
                                                                   -------------------  -----------
Investments at fair value as determined by quoted market price:
 Trustmark Corporation Common Stock                                    1,770,820        $40,286,155
 Performance Funds Trust Mutual Funds -
  Short Term Fixed Income Fund                                            47,385            470,055
  Intermediate Term Fixed Income Fund                                     35,928            375,088
  Equity Fund                                                            118,341          1,660,323
  Mid-Cap Growth Fund                                                    118,045          1,461,397
Investments at estimated fair value:
 Trustmark National Bank Employee Benefit Stable Value
 Fund                                                                    271,734          2,717,338
 Performance Funds Trust Money Market A                                  687,391            687,391
                                                                                        -----------
    Total investments                                                                   $47,657,747
                                                                                        ===========



                                                                         December 31, 1994
                                                                   --------------------------------
                                                                   Number of Shares
                                                                   or Principal Amount  Fair Value
                                                                   -------------------  -----------
Investments at fair value as determined by quoted market price:
 Trustmark Corporation Common Stock                                    1,768,667        $29,451,474
 Performance Funds Trust Mutual Funds -
  Short Term Fixed Income Fund                                            27,300            261,257
  Intermediate Term Fixed Income Fund                                     70,749            669,288
  Equity Fund                                                             53,155            578,856
  Mid-Cap Growth Fund                                                     68,541            657,309
Investments at estimated fair value:
 Trustmark National Bank Employee Benefit Stable Value
 Fund                                                                    185,330          1,853,298
 Performance Funds Trust Money Market A                                1,411,347          1,411,347
                                                                                        -----------
    Total investments                                                                   $34,882,829
                                                                                        ===========

During 1995, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated in value by $11,479,631 as follows:


Investments at fair value as determined by quoted market price:
   Trustmark Corporation Common Stock                              $10,840,509
   Performance Funds Trust Mutual Funds -
      Short Term Fixed Income Fund                                      12,719
      Intermediate Term Fixed Income Fund                               41,492
      Equity Fund                                                      322,703
      Mid-Cap Growth Fund                                              262,208
                                                                   -----------
         Net appreciation in fair value of investments             $11,479,631
                                                                   ===========

4. INCOME TAX STATUS

The trust established under the Plan is qualified under the Internal Revenue Code as exempt from Federal income taxes under Section 501(a) and the Plan has received a favorable determination letter from the IRS. The Plan has been amended to comply with the Tax Reform Act of 1986 (the Act). The Company and legal counsel are of the opinion that the Plan meets the IRS requirements and therefore the trust maintains its tax exempt status.

5. PLAN AMENDMENTS

Effective January 1, 1994, the Plan was amended to allow participants to contribute up to 15% of their annual pretax earnings each period not to exceed $5,000 annually. Effective July 1, 1994, by decision of the Profit Sharing Committee, participants were allowed to direct the investment of their account between several investment options. Effective, July 1, 1995 the Plan was amended to allow the Rankin County Bank 401(k) Plan to merge with the Plan. See Note 7.

6. RELATED PARTIES

Plan assets include investments held with the Company. These investments do not constitute prohibited transactions as defined in ERISA Section 406(a). Trustmark National Bank serves as the investment advisor for the Performance Funds Trust Mutual Funds.

7. MERGER

As of July 1, 1995 the Rankin County Bank 401(k) Plan was merged into the Trustmark National Bank Profit Sharing Plan. Rankin County Bank plan assets totaling $1,823,201 were transferred to the Plan. The Rankin County Bank Plan had been maintained as a separate plan for the former employees of the Rankin County Bank since its acquisition by Trustmark in a merger effective September 7, 1987.

                  TRUSTMARK NATIONAL BANK PROFIT SHARING PLAN
                                (EIN 64-0180810)
          ITEM 27A -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1995




                                                                                                            FAIR
                                            DESCRIPTION                                 COST                VALUE
                                       ---------------------                        -----------          -----------
     MONEY MARKET ACCOUNTS
     ---------------------
*    Performance Funds Trust           Money Market A                               $   687,391          $   687,391

     FIXED INCOME MUTUAL FUNDS
     -------------------------
*    Performance Funds Trust           Short Term Fixed Income Fund                     462,919              470,055

*    Performance Funds Trust           Intermediate Term Fixed Income                   354,436              375,088
                                          Fund
     POOLED FUNDS
     ------------
*    Trustmark National Bank           Employee Benefit Stable Value
                                          Fund                                        2,717,338            2,717,338

     COMMON STOCK
     ------------
*    Trustmark Corporation             Common stock - 1,770,820 shares                9,144,752           40,286,155

     EQUITY MUTUAL FUNDS
     -------------------
*    Performance Funds Trust           Equity Fund                                    1,449,545            1,660,323

*    Performance Funds Trust           Mid-Cap Growth Fund                            1,285,330            1,461,397
                                                                                    -----------          -----------

           Total Investments                                                        $16,101,711          $47,657,747
                                                                                    ===========          ===========

*    Denotes related party based on the following relationships:
     Trustmark National Bank serves as investment advisor for the Performance Funds Trusts; Trustmark
     Corporation is the parent company of Trustmark National Bank.


         The accompanying notes are an integral part of this schedule.

                 TRUSTMARK NATIONAL BANK PROFIT SHARING PLAN
                               (EIN 64-0180810)
               ITEM 27D -- SCHEDULE OF REPORTABLE TRANSACTIONS
                         YEAR ENDED DECEMBER 31, 1995





                                TOTAL            TOTAL
                              NUMBER OF        NUMBER OF      PURCHASE       SELLING     COST OF     NET GAIN/
   DESCRIPTION OF ASSET       PURCHASES (1)    SALES (1)       PRICE          PRICE       ASSET       (LOSS)
- --------------------------    -------------   -----------   -----------    ----------   ----------   --------
* Performance Funds Trust -
     Money Market A               242            173         $4,434,210    $5,158,166   $5,158,166   $-



1    No expenses were incurred by the Plan relative to these transactions.

*    Denotes related party based on the following relationships:
     Trustmark National Bank serves as investment advisor for the Performance Funds Trusts; Trustmark Corporation is the parent company of Trustmark National Bank.




         The accompanying notes are an integral part of this schedule.

                  TRUSTMARK NATIONAL BANK PROFIT SHARING PLAN
                   SCHEDULE OF PARTY-IN-INTEREST TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1995



                                         PURCHASE       SELLING       COST       NET GAIN (LOSS)
     DESCRIPTION OF TRANSACTION (1)        PRICE         PRICE      OF ASSET     ON TRANSACTION
     ------------------------------     ----------     --------     --------     --------------
*   242 Purchases of units in
      Performance Funds Trust -
      Money Market A                    $4,434,210     $   -        $   -         $   -

*   16 Purchases of shares in
      Trustmark Employee Benefit
      Stable Value Fund                  1,322,440         -            -             -

*   41 Purchases of units in
      Performance Funds Trust -
      Short Term Fixed Income Fund         305,048

*   48 Purchases of units in
      Performance Funds Trust -
      Intermediate Term
      Fixed Income Fund                    354,956         -            -             -

*   66 Purchases of units in
      Performance Funds Trust -
      Equity Fund                        1,046,107         -            -             -

*   62 Purchases of units in
      Performance Funds Trust -
      Mid-Cap Growth Fund                  873,174         -            -             -

*   Purchase of 47,998 shares of
      Trustmark Corporation (parent
      company of Trustmark
      National Bank, the Employer)
      common stock                         797,677         -            -             -



         The accompanying notes are an integral part of this schedule.

                  TRUSTMARK NATIONAL BANK PROFIT SHARING PLAN
                   SCHEDULE OF PARTY-IN-INTEREST TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1995
                                  (CONTINUED)


                                                   PURCHASE          SELLING            COST OF            NET GAIN (LOSS)
       DESCRIPTION OF TRANSACTION (1)                PRICE            PRICE              ASSET              ON TRANSACTION
     ---------------------------------             --------        -----------        -----------          ---------------
*    173 Sales of units in Performance
     Fund Trust - Money Market A                   $   -           $ 5,158,166        $ 5,158,166           $    -

*    12 Sales of units in Trustmark
       Employee Benefit Stable Value
       Fund                                            -               458,400            458,400                -

*    5 Sales of units in Performance
       Funds Trust-Short Term Fixed
       Income Fund                                     -               108,970            107,958              1,012

*    10 Sales of units in Performance
       Funds Trust-Intermediate Term
       Fixed Income Fund                               -               690,648            689,310              1,338

*    6 Sales of units in Performance
       Funds Trust - Equity Fund                       -               229,075            189,096             39,979

*    8 Sales of units in Performance
       Funds Trust-Mid-Cap Growth Fund                 -               275,100            228,355             46,745

*    Capital gains distributions
       received from Performance Funds
       Trusts                                          -                  -                  -               114,461




1    No expenses were incurred by the Plan relative to these transactions.

*    Denotes related party based on the following relationships:
     Trustmark National Bank serves as investment advisor for Performance Funds Trusts; Trustmark Corporation is the parent company of Trustmark National Bank. These transactions are not prohibited transactions as defined by ERISA Section 406(a).



         The accompanying notes are an integral part of this schedule.

Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   Trustmark National Bank Profit Sharing Plan
                                   Trustmark National Bank, Plan Administrator

                                   By:  /s/ Robert G. Spring
                                        ---------------------------------------
                                   Its: Senior Vice President